Exhibit B
Letter to the Issuer

Marcato Capital Management LP One Montgomery Street Suite 3250 San Francisco, CA 94104	E info@marcatollc.com P 415.796.6350 F 415.651.8866

September 5, 2014

Mr. Bahram Akradi
Chairman and Chief Executive Officer
Life Time Fitness, Inc.
2902 Corporate Place
Chanhassen, MN  55317

Dear Mr. Akradi,

As you know, investment funds managed by Marcato Capital Management LP (“Marcato”) own approximately 3.1 million shares of Life Time Fitness, Inc. (“LTM” or the “Company”), making us the Company’s largest shareholder.  We commend the Company on its announcement on August 25th that it has retained financial and legal advisors to explore a potential conversion of its real estate assets into a Real Estate Investment Trust (“REIT”).  Following the announcement, we received numerous in-bound calls from the investment community with questions regarding our view of the implications of the announcement and have reviewed reports by research analysts who cover the Company.  In our opinion, many investors and analysts do not fully appreciate the transformational nature of the Company’s announcement.  Based on Marcato’s analysis, at the mid-point of our valuation range, we believe the shares of LTM could reach $70 per share upon separation of the Company’s real estate assets.  We are writing this letter to you and the board of directors (the “Board”) to share this analysis and to offer suggestions for your consideration that we believe may help clarify any confusion in the marketplace.

We invested in the Company because we believed then, as we do now, that shares of LTM trade at a substantial discount to their fair value and this is due primarily to the nature of the Company’s extensive real estate holdings.  As a C-Corp operating in a consumer-facing industry, the Company faces two significant disadvantages versus other traditional real estate owners: a higher cost of debt and equity capital and corporate level tax obligations.  Given the considerable size of the Company’s real estate portfolio, steps that improve the capital and tax efficiency of the real estate strategy can create enormous value for shareholders.  In the attached analysis, we lay out our assumptions of a hypothetical separation of LTM’s operating business from its real estate ownership business and the range of values that we think these two businesses are likely to garner as independent entities.

Additionally, we would like to share a number of recurring questions we are hearing and our perspective on the likely answers.  We believe it would be beneficial to the marketplace for the Company to provide more clarity on these questions, when possible.

1.
How serious is the Company about pursuing a REIT conversion or REIT spin-off transaction?  Is the Company simply “exploring” or has the Board in fact determined that this course is attractive and the Company is “pursuing” it?

We appreciate that the Company wants to use careful wording so as not to over-commit when all processes involve an element of uncertainty.  However, the wording of the announcement is not clear as to the amount of research and consideration that has occurred to date and the amount of time and energy that is being dedicated to the process.  We expect these amounts to be considerable, and imagine that the Board and its advisors have prepared estimates of value similar to those in our attached analysis, and therefore the Company’s announcement indicates sincere intent to execute a transaction in the immediate term, subject to customary fiduciary outs.

2.	Is the Company itself converting to a REIT or is the Company considering the formation and spin-off of its real estate into a separate REIT (commonly referred to as a PropCo/OpCo structure)?

We believe that the Company is likely pursuing a PropCo/OpCo structure.  There is recent precedent for this with the spin-off of Gaming and Leisure Properties Trust (“GLPI”) from Penn National Gaming (“PENN”).  In that example, the PropCo and OpCo trade at EBITDA multiples of 15.3x and 6.4x, respectively.

3.	How should investors think about the pro forma Income Statements and Balance Sheets of the new companies?

Our attached analysis lays out our estimates for these important assumptions, but it would be very helpful for the Company to provide additional detail at its earliest convenience.

4.	How long will a process take and what are the gating items for completion of a transaction?

In our experience, the transaction that the Company is considering should be fairly straightforward and could be completed within a 6-month time frame.

5.	Is the Company considering the sale of some or all of the real estate assets to existing triple-net lease companies as an alternative to a spin-off?

As our analysis shows, there is tremendous value to be created through a separation and spin-off into a PropCo/OpCo structure.  Accordingly, we encourage the Company to move forward with this process expeditiously.  We are also aware of multiple parties that would likely have interest in owning some or all of the Company’s real estate assets and we would therefore encourage the Board and its advisors to simultaneously pursue a process for fielding indications of interest.  Offers from third parties would provide a useful market check and help ensure that whatever path the Board chooses represents the value maximizing outcome for shareholders.  We note that, due to the high tax basis of the Company’s real estate, a sale is unlikely to trigger substantial tax leakage versus a spin-off, but expect that the Board and its advisors can factor this into their decision.

Again, we commend you and the Board on the recent announcement and are optimistic about the Company effectuating a transaction in the near term which should yield a dramatic increase in value for its shareholders.

Sincerely,

Richard T. McGuire
Managing Partner
Marcato Capital Management LP

LIFE TIME FITNESS SEPTEMBER 2014

DISCLOSURE

Marcato Capital Management LP ("Marcato") is an SEC-registered investment adviser based in San Francisco, California. Marcato provides investment advisory services to its proprietary private investment funds (each a "Marcato Fund" collectively, the "Marcato Funds").

This presentation with respect to Life Time Fitness, Inc. (the "Presentation") is for informational purposes only and it does not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person who may receive the Presentation, and should not be taken as advice on the merits of any investment decision. The views expressed in the Presentation represent the opinions of Marcato, and are based on publicly available information and Marcato analyses. Certain financial information and data used in the Presentation have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") by the issuer or other companies that Marcato considers comparable. Marcato has not sought or obtained consent from any third party to use any statements or information indicated in the Presentation as having been obtained or derived from a third party. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed. Information contained in the Presentation has not been independently verified by Marcato, and. Marcato disclaims any and all liability as to the completeness or accuracy of the information and for any omissions of material facts. Marcato undertakes no obligation to correct, update or revise the Presentation or to otherwise provide any additional materials. Neither Marcato nor any of its affiliates makes any representation or warranty, express or implied, as to the accuracy, fairness or completeness of the information contained herein and the recipient agrees and acknowledges that it will not rely on any such information.

The Presentation may contain forward-looking statements which reflect Marcato's views with respect to, among other things, future events and financial performance. Forward-looking statements are subject to various risks and uncertainties and assumptions. If one or more of the risks or uncertainties materialize, or if Marcato's underlying assumptions prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by Marcato that the future plans, estimates or expectations contemplated will ever be achieved.

The securities or investment ideas listed are not presented in order to suggest or show profitability of any or all transactions. There should be no assumption that any specific portfolio securities identified and described in the Presentation were or will be profitable. Under no circumstances is the Presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security, nor does the Presentation constitute either an offer to sell or a solicitation of an offer to buy any interest in the Marcato Funds. Any such offer would only be made at the time a qualified offeree receives the Confidential Explanatory Memorandum of a Marcato Fund. Any investment in the Marcato Funds is speculative and involves substantial risk, including the risk of losing all or substantially all of such investment.

Marcato may change its views or its investment positions described in the Presentation at any time as it deems appropriate. Marcato may buy or sell or otherwise change the form or substance of any of its investments in any manner permitted by law and expressly disclaims any obligation to notify the market, a recipient of the Presentation or any other party of any such changes.

MARCATO
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Revenue $1,398 4-Wall EBITDAR $562 (-) 3rd Party Rent Expense (2) (45) 4-Wall EBITDA $516 (-) Net Corporate G&A Expense (2) (118) EBITDA $398 Net Income $129 Maintenance Free Cash Flow (2) $227 LIFE TIME FITNESS ( LTM ) 2 CURRENT VALUATION SUMMARY 2015E FINANCIALS (1) 1. Per Bloomberg consensus estimates 2. Per Marcato estimates. Net Corporate G&A reflects advertising & sales, G&A and other operating expenses less other revenue ($ in millions, except per share) Price Per Share $46.73 Diluted Shares Outstanding (MM) 39 Market Capitalization $1,828 (-) Cash (16) (+) Debt 1,125 Enterprise Value $2,937 Valuation (2015E) EV / EBITDA 7.4x P / E 14.2x Maintenance FCF Yield % 12.4%

HOW TO ESTIMATE OPCO / PROPCO RENT?

($ in millions, except per sq. ft.)

Key Metric: 4-Wall EBITDAR / Rent ~2.0x

4-Wall EBITDAR	**$562**
(/) Coverage Factor	2.3x
Total Rent Expense	**$245**
(-) 3rd Party Rent Expense	(45)
PropCo Rental Income	**$200**
(/) Owned Sq. Ft. (MM)(1)	9.5
Implied Rent / Sq. Ft.	**$20.96**

Note: PENN / GLPI @ ~1.8x

~$200 million of rent for PropCo

Source: Bloomberg consensus estimates, Marcato estimates
(1) Includes ground leased facilities

MARCATO
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THIRD PARTY AGREEMENTS FURTHER SUPPORT RENTAL RATE ESTIMATES

($/Sq. Ft. in millions, except per sq. ft.)

Weighted Average Rental Rate for Leased Centers (~$21 / sq. ft.)

2Q14A Annualized Rent Expense	$43
(/) Average Leased Sq. Ft. (MM) [1]	2.02
Rent / Sq. Ft.	**$21.24**

Historical Sale-Leaseback Transactions (~$20 - $26 / sq. ft.)

	Date	Rent	Square Feet	Rent / Sq. Ft.
Senior Housing Properties Trust	Aug-08	$9.1	0.46	$19.75
W.P. Carey	Sep-08	$5.7	0.22	$25.87
			Average	**$22.81**

LTM's owned centers are generally younger and have higher-end demographic profiles than leased centers, supporting even higher rental rates

Source: Company filings and announcements, Marcato estimates
(1) Excludes ground leased facilities. Average from 3/31/14 – 6/30/14

MARCATO

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Revenue $200 (-) G&A (15) EBITDA $185 (-) Interest (60) (-) Maintenance CapEx – (+) Stock Comp. 4 AFFO $129 (/) Diluted Shares Out. 39 AFFO / Share $3.33 (x) Payout Ratio % 90.0% Dividend / Share $3.00 Net Debt / EBITDA 5.5x Net Debt (2) $1,023 Revenue $1,398 4-Wall EBITDAR $562 (-) 3rd Party Rent (45) (-) PropCo Rent (200) 4-Wall EBITDA $316 (-) Net Corp. G&A (1) (118) EBITDA $198 % margin 14.2% Net Debt (2) $150 Net Debt / EBITDA 0.8x 4-Wall EBITDAR / Rent 2.3x Adj. Net Debt / EBITDAR (3) 3.7x PRO FORMA FINANCIALS 5 Combined (2015E) = ($ in millions, except per share) Source: Bloomberg consensus estimates, Marcato estimates (1) Reflects advertising & sales, G&A and other operating expenses less other revenue (2) 2014E (3) Rent expense capitalized at 6x, per Company’s credit agreement PF “ OpCo ” + PF “ PropCo ” Revenue $1,398 4-Wall EBITDAR $562 (-) 3rd Party Rent (45) 4-Wall EBITDA $516 (-) Net Corp. G&A (1) (118) EBITDA $398 % margin 28.5% Net Debt (2) $1,173 Net Debt / EBITDA 2.9x 4-Wall EBITDAR / Rent 12.4x Adj. Net Debt / EBITDAR (3) 3.3x

FAVORABLE VALUATION IMPLICATIONS 6 Source: Bloomberg consensus estimates, Marcato estimates (1) At 12/31/14 (2) Property - level NOI / Enterprise Value Total Present Value Per Share (1) PropCo EV/EBITDA 12.0x 13.0x 14.0x 15.0x 16.0x 5.0x $52.77 $57.56 $62.34 $67.13 $71.92 5.5x 55.34 60.12 64.91 69.70 74.48 6.0x 57.90 62.69 67.48 72.26 77.05 6.5x 60.47 65.26 70.04 74.83 79.62 7.0x 63.04 67.83 72.61 77.40 82.19 7.5x 65.61 70.39 75.18 79.97 84.75 8.0x 68.17 72.96 77.75 82.53 87.32 Implied PropCo Valuation @ Various EBITDA Multiples 12.0x 13.0x 14.0x 15.0x 16.0x Cap. Rate % (2) 9.0% 8.3% 7.7% 7.2% 6.8% P / AFFO 9.3x 10.7x 12.2x 13.6x 15.0x Div. Yield % 9.7% 8.4% 7.4% 6.6% 6.0% OpCo EV/EBITDA

TRADING COMPARABLES

($ in millions, except per share)

"Specialized" Net Lease REITs

	Stock Price	Market Cap	EV	EV / EBITDA LTM	EV / EBITDA CY14	EV / EBITDA CY15	P / AFFO LTM	P / AFFO CY14	P / AFFO CY15	Dividend Yield LTM	Dividend Yield CY14	Dividend Yield CY15
Gaming and Leisure Properties[1]	$33.22	$3,877	$6,361	16.0x	15.3x	14.8x	14.6x	12.9x	12.4x	6.3%	6.3%	6.5%
Choice Properties Real Estate Investment Trust	10.02	3,805	9,747	26.5x	21.6x	20.6x	15.0x	15.1x	14.7x	6.0%	6.0%	6.0%
EPR Properties	57.01	3,063	4,692	15.3x	14.4x	12.7x	14.9x	14.4x	13.6x	6.0%	6.0%	6.4%
CT Real Estate Investment Trust (REIT)	10.74	1,949	4,446	21.5x	18.8x	17.3x	16.3x	16.2x	15.4x	6.0%	5.5%	5.5%
Average				19.9x	17.5x	16.3x	15.2x	14.6x	14.0x	6.1%	6.0%	6.1%

"Diversified" Net Lease REITs

	Stock Price	Market Cap	EV	EV / EBITDA LTM	EV / EBITDA CY14	EV / EBITDA CY15	P / AFFO LTM	P / AFFO CY14	P / AFFO CY15	Dividend Yield LTM	Dividend Yield CY14	Dividend Yield CY15
American Realty Capital Properties[2]	$13.26	$12,368	$23,832		16.0x			11.6x			7.5%	
Realty Income Corporation	44.58	9,868	14,492	18.9x	17.4x	15.9x	19.1x	17.2x	16.6x	4.9%	5.0%	5.1%
W. P. Carey Inc.	68.33	6,901	10,658	19.5x	16.7x	16.4x	22.3x	14.4x	14.2x	5.3%	5.3%	5.5%
Spirit Realty Capital, Inc.	11.85	4,532	8,323	16.7x	15.8x	14.7x	21.7x	14.4x	13.7x	5.6%	5.6%	5.8%
National Retail Properties, Inc.	36.89	4,531	6,169	17.0x	16.5x	15.1x	19.3x	17.8x	16.9x	4.4%	4.5%	4.6%
Average				18.0x	16.5x	15.6x	20.6x	15.1x	15.3x	5.0%	5.6%	5.3%

Management / Operating Companies

	Stock Price	Market Cap	EV	EV / EBITDA LTM	EV / EBITDA CY14	EV / EBITDA CY15	P/E LTM	P/E CY14	P/E CY15
Loblaw Companies Limited[3]	$50.17	$17,075	$21,396	NM	8.9x	7.3x	NM	18.8x	16.1x
Canadian Tire Corp. Ltd.	103.51	8,290	10,932	9.8x	9.0x	8.7x	15.6x	15.3x	15.0x
Penn National Gaming	11.25	912	1,717	NM	6.4x	6.0x	NM	NM	NM
The Ensign Group, Inc.	35.32	811	784	NM	6.9x	6.8x	NM	16.2x	14.4x
Average				9.8x	7.8x	7.2x	15.6x	16.8x	15.1x

Source: Bloomberg consensus estimates, Capital IQ, Marcato estimates
(1) Cap rates adjusted for taxable REIT subsidiary (TRS) at 6.5x EBITDA
(2) Represents 2014 run-rate figures
(3) All figures for Loblaw Companies, except stock price and P/E, adjusted to exclude 82.6% ownership interest in Choice Properties and securitized debt

MARCATO
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TRADING COMPARABLES (CONT'D)

($ in millions, except per share)

"Non-Traditional" REITs (OpCo + PropCo Combined)

	Stock	Market		EV / EBITDA			P / AFFO			Dividend Yield		
	Price	Cap	EV	LTM	CY14	CY15	LTM	CY14	CY15	LTM	CY14	CY15
Iron Mountain Inc.	$36.06	$6,979	$11,197	12.5x	11.9x	11.5x	11.7x	12.2x	11.7x	3.0%	5.9%	5.9%
Lamar Advertising Co.	52.62	5,030	6,923	12.8x	12.5x	12.0x	15.6x	12.7x	11.6x	6.3%	4.8%	5.2%
Corrections Corporation of America	35.80	4,196	5,344	14.2x	13.8x	13.2x	14.4x	14.1x	13.9x	5.7%	5.4%	5.7%
The GEO Group, Inc.	37.92	2,730	4,269	14.3x	13.1x	12.8x	12.6x	11.8x	11.6x	6.0%	5.4%	5.2%
Average				13.4x	12.9x	12.4x	13.6x	12.7x	12.2x	5.3%	5.4%	5.5%

Healthcare Net Lease REITs

	Stock	Market		EV / EBITDA			P / AFFO			Dividend Yield		
	Price	Cap	EV	LTM	CY14	CY15	LTM	CY14	CY15	LTM	CY14	CY15
HCP, Inc.	$43.31	$19,861	$28,706	16.4x	16.3x	16.3x	15.1x	17.3x	16.1x	5.0%	5.0%	5.3%
Omega Healthcare Investors Inc.	37.40	4,766	7,097	16.8x	15.1x	14.0x	15.2x	13.1x	12.9x	5.5%	5.4%	5.7%
Senior Housing Properties Trust	22.55	4,506	7,192	16.3x	14.8x	13.2x	13.7x	13.6x	13.2x	6.9%	6.9%	7.1%
Medical Properties Trust Inc.	14.05	2,422	3,869	20.0x	15.1x	12.5x	14.6x	13.7x	12.3x	6.0%	6.0%	6.4%
Healthcare Realty Trust Incorporated	25.26	2,424	3,804	18.2x	17.8x	16.7x	22.0x	20.1x	18.1x	4.8%	4.8%	5.0%
National Health Investors Inc.	64.41	2,131	2,776	19.2x	16.8x	15.6x	18.1x	16.5x	15.6x	4.8%	4.8%	5.0%
LTC Properties Inc.	40.86	1,496	1,783	18.0x	17.1x	14.5x	17.5x	15.6x	14.6x	5.0%	5.1%	5.5%
Sabra Health Care REIT, Inc.	28.69	1,265	1,925	14.4x	13.2x	12.7x	15.3x	13.7x	13.3x	5.3%	5.2%	5.6%
CareTrust REIT, Inc.	17.32	385	664	20.4x				14.0x				
Average				17.7x	15.8x	14.4x	16.4x	15.3x	14.5x	5.4%	5.4%	5.7%

Source: Bloomberg consensus estimates, Capital IQ, Marcato estimates

MARCATO

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